FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on February 3rd, 2016, regarding its financial results for the Fourth Quarter and Year End 2015.

Santiago, Chile, February 3rd, 2016, Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of lending and non-lending products and services across all segments of the Chilean financial market, today announced its results for the fourth quarter and full year 2015.

Our Brands

Citi and the arc design in Trademark registered by Citigroup Inc. Use under License.

Credit Ratings

(LT Foreign Currency)

Moody’s

Standard & Poor’s

2015 — 4Q and Year End | Earnings Report

‘Another Successful Year’

HIGHLIGHTS

•                  For fourth year in a row, BCH ranked first in net income (Ch$559 Bn.) while remaining the most profitable bank among peers.

•                  BCH posted market share gains in all lending products in 2015, reaching an overall market stake of 18.34% (+26 bp. YoY).

•                  A record year in bond placements. BCH bolstered the funding structure by issuing Ch$1,342 Bn. in long-term bonds.

From the Desk of Arturo Tagle (CEO)

‘Another successful year. I think this is the best way to summarize the FY2015 for Banco de Chile. In fact, we managed to remain first in net income generation by concentrating over 25% of the industry earnings while reaching a ROAE of 21%, well above all our peers. These figures demonstrate the ability to deal with subdued economic growth by maintaining a solid trend in core revenues, based on our enhanced competitive strengths.

This has been the consequence of advances in diverse scopes. First of all, we enriched value offerings and customer proximity by launching ground-breaking mobile apps while organizing workshops for entrepreneurs, including SMEs and start-ups. Similarly, we materialized alliances with global and local airlines that will benefit all of our credit card holders. These actions, along with optimized service models, enabled us to significantly improve service quality by reaching the highest net promoter score of our history in 2015. In addition, we took advantage of market opportunities that preserved our risk—return equation, including both the acquisition of a Ch$564 Bn. loan portfolio from a local bank and record bond placements by Ch$1,342 Bn. in Chile and abroad. These accomplishments —and those attained in recent years— have contributed to diversify our loan book in the aim of leading the financial market, which has been reflected by market share gains in all lending products during 2015. On the whole, we completed a great year and we are ready for 2016’.

Selected Financial Data (1) (in millions of Ch$, except %)	Dec-14	Dec-15	% Chg.

Income Statement (Millions of Ch$)
Net Financial income(2)	1,344,742	1,312,990	(2.4)%
Net Fees and Commissions	272,188	305,979	12.4%
Other operating income	29,472	27,386	(7.1)%
Total Operating Revenues (2)	1,646,402	1,646,355	(0.0)%
Provisions for loan losses	(283,993)	(303,062)	6.7%
Operating expenses	(714,662)	(726,238)	1.6%
Income Tax	(59,527)	(61,730)	3.7%
Net income (3)	591,081	558,997	(5.4)%
Earnings per Share
Net income per share (Ch$)	6.24	5.82	(6.9)%
Book value per share (Ch$)	26.78	28.50	6.4%
Shares Outstanding (Millions)	94,655	96,129	1.6%
Balance Sheet (Millions of Ch$)
Loans to Customers	21,876,648	24,558,041	12.3%
Total Assets	27,645,828	31,292,944	13.2%
Demand Deposits	6,933,679	8,327,048	20.1%
Equity	2,535,156	2,740,087	8.1%
Profitability Ratios
Return on average assets (ROAA)	2.25%	1.91%	(34	)bp
Return on average equity (ROAE)	24.43%	21.41%	(302	)bp
Net Financial Margin(4)	5.56%	4.98%	(59	)bp
Efficiency ratio	43.41%	44.11%	+70	bp
Credit Quality Ratios
Total Past Due / Total Loans	1.25%	1.22%	(3	)bp
Allowances / Total loans	2.42%	2.45%	+3	bp
Allowances / Total Past Due	1.94	x	2.01	x	0.07	x
Provisions / Avg. Loans	1.34%	1.32%	(2	)bp
Capital Adequacy Ratios
BIS Ratio (Regulatory Capital / RWA)	13.32%	12.58%	(74	)bp
Tier I Ratio (Capital / RWA)	10.39%	9.97%	(42	)bp

(1)         See pages 13 to 15.

(2)         Net interest income, Net fees and commissions, foreign exchange transactions, net financial operating income and other operating income.

(3)         Net Income attributable to Bank’s owners (adjusted by minority interest).

(4)         Net financial income divided by average interest earning assets.

4Q and FY 2015 | Business Environment:

Chilean Economy

•                  The Chilean economy continued to display weak growth in 2015, following the path seen since the second half of 2013. This below-trend scenario has been driven by worsened external conditions, a steady downward trend in copper prices and subdued investment. In this context, the economy grew 2.1% between January and November of 2015, following the 1.9% expansion posted in the FY2014.

•                  The labour market continues to be resilient to the current cyclical stance. Accordingly, the unemployment rate stood at 5.8% in December (6.2% for 2015 on average), principally as a consequence of jobs positions created in both fiscal and construction sectors during 2015. However, as these effects are not expected to remain in 2016, market consensus suggests upward risks in unemployment for this year.

•                  Consumption still remains in positive territory, though decelerating, which is primarily attributable to the robustness of the labour market. Private consumption, however, has reduced its pace of growth, mainly due to the slowdown in the real wage bill and pessimistic private expectations. The subdued growth in consumption could remain as long as the labour market worsens and the real wage bill maintains its current trend.

•                  Gross investment showed a recovery in the 3Q15 mainly due to the rise in transport machinery. Diverse indicators, such as lower imports of capital goods, a moderation in the growth rate of commercial loans and deteriorated business confidence, are signaling that investment growth will remain restrained, at least in the short-term.

•                  As a result of the trends mentioned above, GDP is expected to grow 1.6% YoY in the 4Q15 and 2.0% in the FY2015. For 2016, the Chilean Central Bank forecasts a GDP expansion between 2.0% and 3.0%, although market consensus (local Economic Expectations Survey) dwells on the lower bound of such interval.

•                  Regarding prices, annual CPI variation has mostly remained above of the upper bound of the Central Bank’s tolerance range. Annual inflation was 4.4% as of December 2015, thanks to nil monthly variations in November and December. This level of prices ensues from the depreciation of the Ch$ (16.9% YoY) and effects of drought on food prices. According to the Central Bank, inflation is expected to remain above the ceiling of the target range over the next quarters while receding in 4Q16. In summary, the Central Bank’s estimate for inflation in 2016 stands at 3.8%.

•                  As for monetary policy, during the 4Q15 the Central Bank raised its policy interest rate twice in hikes of 25 basis points, up to 3.5%. This process was primarily explained as a commitment to deal with above-target headline and core inflation, but also helped to buffer the Ch$ from further weakening arising from the FED’s decision. The baseline scenario of the Central Bank entails two hikes of 25 basis points during 2016.

KEY ECONOMIC INDICATORS

GDP & Domestic Demand

(12m % change)

Inflation and Monetary Policy Rate

(12m % change and %)

4Q and FY 2015 | Business Environment:

Local Banking Industry

•                  The local banking industry posted a 6.4% YoY growth (real) in total loans during 2015. This expansion outreached the YoY increase of 4.7% (real) recorded in 2014. Loan growth was boosted by the effect of the depreciation of the CLP on commercial loans by the end of the year, together with a solid growth trend displayed by mortgage loans throughout 2015.

•                  As mentioned in the past, over the last two years, the outperforming behavior of mortgage loans has been the consequence of a robust demand for housing supported by the implementation of VAT on construction since 2016, along with interest rates that have remained low (although they slightly increased by the end of 2015). All of these factors allowed the industry to display an annual growth of 10.5% (real) in 2015.

•                  On the other hand, commercial loans grew 4.9% YoY (real) in 2015, which surpassed the expansion recorded last year (2.7% real). Nonetheless, this performance is well below the levels shown in previous years (10.5% in 2012 / 6.1% in 2013). In this regard, the uptick evidenced by commercial loans has mainly been fostered by the depreciation of the CLP rather than growth in fixed capital formation across the economy, as mentioned earlier.

•                  In addition, consumer loans grew 4.8% YoY (real) in 2015 which compared to the 3.2% YoY (real) in 2014. Although this trend represents a slight improvement, current 12-month expansions in consumer loans have halved with respect to rates displayed, for instance, in 2013. This is consistent with the deceleration seen in private consumption, which has hit retail sales. As reported by the national chamber of commerce, retail sales remained almost flat YoY in 2015 (0.7% increment in real terms).

•                  Regarding results, in 2015 the industry posted an 11.0% YoY decrease in net income, from Ch$2,482 Bn. as of Dec.14 to Ch$2,209 Bn. as of Dec.15. This variance was mainly explained by operating expenses increasing 5.2% YoY, from Ch$4,270 Bn. as of Dec.14 to Ch$4,493 Bn. as of Dec.15, principally due to effect of FX and inflation on administrative expenses (+10.9% YoY) and personnel expenses (+6.6% YoY), respectively. On the other hand, the industry faced higher income tax in 2015 (Ch$516 Bn.) as compared to 2014 (Ch$298 Bn.), given tax benefits associated with the effect of higher tax rate on deferred taxes in 2014 (Ch$145 Bn. app.), as well as an increase in the corporate tax rate for 2015.

•                  The above factors were partly offset by operating revenues increasing 2.4% YoY, from Ch$8,623 Bn. as of Dec.14 to Ch$8,828 Bn. as of Dec.15. This was in spite of the effect of lower inflation (5.65% YTD as of Dec.15 vs. 4.07% YTD as of Dec.14, measured as UF variation) on the structural inflation-indexed net asset position managed by the industry. Also, credit risk expenses posted a moderate YoY growth. In this regard, the effect of loan book expansion on loan loss provisions was mostly offset by lower countercyclical allowances and higher recoveries of non-performing loans.

INDUSTRY’S KEY FIGURES

Loan Growth (1)

(12m % change, in real terms)

Net Income & ROAE

(In billions of Ch$ and %, as of each date)

(1) Figures exclude operations of subsidiaries abroad. Also, when necessary, non-recurring effects associated with the consolidation and inclusion of loans coming from other industries (such as the retail industry) are isolated. Accordingly, retailer’s credit card portfolio consolidation into the banking system in May 2015 —amounting approximately Ch$357 Bn.— is excluded for calculating YoY growth rates, when applicable.

4Q and FY 2015 | Earnings Report:

Net Income

Amid a weak business environment, we managed to record an attractive bottom line of Ch$559 Bn. for the FY2015. Although this figure represented a slight decrease of 5.4% when compared to the previous year, it demonstrates our ability to overcome unfavourable market factors, based on a robust core business. In detail, the YoY variance in net income was mainly explained by:

•                  An annual decrease in the contribution of our inflation-indexed position, given lower inflation in 2015 as compared to 2014.

•                  Lower other than inflation-indexed revenues from Treasury, mainly as a result of lower income from asset and liability management, including dampened revenues from the investment portfolio.

•                  A slight increase in loan loss provisions, owing to diverse reasons, including: (i) higher countercyclical allowances set in 2015, (ii) FX impact on USD-denominated loan loss allowances (offset by a hedging position in revenues), and (iii) loan growth.

•                  A tempered annual surge in operating expenses, principally steered by the effect of both past inflation and FX increase on personnel and administrative expenses, respectively.

However, we were able to mostly offset the above-mentioned factors, based on solid customer revenues that benefited from: (i) an annual increase in net fees and commissions, fostered by improved performance of some of our subsidiaries

(mutual funds, insurance brokerage and investment banking), as well as more fee income from transactional services, and (ii) higher income from loans, supported by robust loan growth.

On the whole, we remained —for fourth year in a row— the most profitable bank among relevant peers by posting ROAE of 21.4% as of Dec-15. This achievement relied on our income-generating capacity, which permitted us to hold the first place in net income for the FY2015 by holding a stake of 25.3% as of December 31, 2015.

NET INCOME AND PROFITABILITY: YEARLY AND QUARTERLY EVOLUTION

(In billions of Ch$, except for %)

On a quarterly basis, we recorded a net income of Ch$140 Bn. in the 4Q15. This figure was 9.3% above the bottom line posted in the 4Q14. This YoY increase had mainly to do with a decrease in total operating expenses, explained by the extraordinary bonus granted to our staff in the 4Q14, as a result of the completion of collective bargaining processes. This effect was somewhat —but not totally— offset by a decrease in operating revenues, mainly associated with lower contribution of the UF net asset position, produced by a decrease in UF variation in the 4Q15 as compared to the 4Q14.

4Q and FY 2015 | Earnings Report:

Operating Revenues

Our top line amounted to Ch$1,646 Bn. in 2015, which equals the level posted a year earlier. In our view, this is a remarkable achievement in light of the economic backdrop, intense competition and the behaviour of certain market factors during 2015. Therefore, we were able to offset the impact of lower inflation by posting a solid growth in customer income. Positive effects explaining the YoY advance in revenues can be summarized, as follows:

•                  An annual increment of Ch$33.8 Bn. in fee-based income. This increase was primarily associated with: (i) a rise of Ch$11.6 Bn. in fee-income generated by our mutual funds subsidiary, based on average AUM growing 13.1% YoY, together with improved value offerings that translated into an 8.2% YoY expansion in the company’s customer base, (ii) higher income from transactional services (credit cards, ATMs, checking accounts and demand accounts) by Ch$10.9 Bn. YoY, prompted by higher transactionality in credit cards and revised interbank fares for ATM services, (iii) fees associated with investment banking going up by Ch$4.8 Bn. YoY, due to specific transactions occurred during 2015, (iv) insurance brokerage fees increasing by Ch$4.2 Bn. YoY, as a result of a 19.6% YoY growth in written premiums, particularly linked with customer protection insurances, and (iv) higher fees from custody services by Ch$2.3 Bn. YoY.

•                  Higher income from loans by Ch$13.5 Bn. YoY (+2.0%). This was the result of an 8.2% annual increase in average loans, given an expansion of 12.3% in year-end balances, together with slightly lower lending spreads. The decrease in average margins had mainly to do with higher growth in mortgage loans (18.2% YoY), as well as non-recurring interest accrued during 2014 due to the prepayment of a corporate loan.

•                  Lower CVA charges by approximately Ch$7.5 Bn., mainly due to a decrease in risk premiums and the implementation of a derivatives clearing house in Chile. These factors offset the FX effect associated with the appreciation of the USD against the Ch$.

•                  Positive FX impact of Ch$6.8 Bn. on the hedge of USD-denominated allowances (including credit risk, country risk and expenses). This was prompted by sharper depreciation of the Ch$ in 2015 (16.9%) vis-à-vis 2014 (15.3%).

These factors enabled us to effectively deal with a YoY decrease of Ch$58.8 Bn. in the contribution of our inflation-indexed exposure, prompted by lower inflation (UF variation) in 2015 (4.1%) when compared to 2014 (5.7%). Also, we posted lower other than inflation-indexed revenues from Treasury, due to a decline in AFS sales and repricing effect on liabilities (following two hikes in the monetary policy rate). This was somewhat offset by higher revenues from trading.

All in all, NIM dropped 53 bp. YoY, from 5.15% on average in 2014 to 4.62% in 2015. Certainly, the decrease in inflation and —to a lesser extent— in lending spreads supported this variance.

TOTAL OPERATING REVENUES

	Quarters		Year End		YoY Chg.
(in millions of Ch$ and %)	4Q14	4Q15	Dec-14	Dec-15	4Q14/4Q15		Dec-14/Dec-15
Net Interest Income	342,199	312,581	1,245,058	1,219,133	(8.7)%		(2.1)%
Net Fees and Commissions	71,698	82,820	272,188	305,979	15.5%		12.4%
Net Financial Operating Income	5,908	(384)	29,459	36,539	—		24.0%
Foreign Exchange Transactions	8,664	12,720	70,225	57,318	46.8%		(18.4)%
Other operating income	11,984	6,644	29,472	27,386	(44.6)%		(7.1)%
Total Operating Revenues	440,453	414,381	1,646,402	1,646,355	(5.9)%		(0.0)%
Net Interest Margin (NIM)	5.46%	4.54%	5.15%	4.62%	(92	)bp	(53	)bp

When looking at the 4Q15, operating revenues posted a 5.9% YoY decrease by totalling Ch$414 Bn. This annual decline of Ch$26.1 Bn. was mainly the consequence of: (i) the impact of lower UF variation (1.9% in the 4Q14 vs. 1.1% in the 4Q15) on our exposure to inflation by nearly Ch$34.8 Bn. YoY, (ii) other operating income dwindling Ch$5.3 Bn. YoY, principally due to reimbursement of costs associated with custody services posted in the 4Q14, and (iii) higher CVA charges by Ch$1.9 Bn. YoY. These factors were partly offset by: (i) net fees growing Ch$11.1 Bn. YoY, explained by transactional services, insurance brokerage and mutual funds management, (ii) income from loans increasing Ch$4.1 Bn. YoY, due to average loans growing 12.0% in the 4Q15 vis-à-vis the 4Q14, and (iii) an annual rise of Ch$1.9 Bn. in the contribution of DDAs, resulting from average balances boosting by 15.7% YoY.

4Q and FY 2015 | Earnings Report:

Loan Loss Provisions & Allowances

Despite tempered GDP growth, some key variables (such as unemployment) remained strong. Accordingly, we posted a moderate YoY increase of 6.7% (Ch$19.1 Bn.) in loan loss provisions, which amounted to Ch$303 Bn. in the FY2015. This annual variance had mainly to do with:

•                  Loan growth of 8.2% YoY (average balances), focused on retail banking loans (+12.3% YoY avg. balances) rather than wholesale banking (+3.5% YoY avg. balances). This effect was mostly, though not totally, offset by: (i) change in the portfolio mix towards less risky products, such as mortgage loans, and (ii) an overall net quality improvement.

•                  A YoY increase of Ch$8.4 Bn. in countercyclical allowances. Based on the economic outlook and expectations revised downwards repeatedly, our board decided to set additional allowances of Ch$30.9 Bn. in 2015 (Ch$22.5 Bn. in 2014). Although 2016 is expected to perform similar to 2015, we believe some variables could weaken as long as the economy continues to grow below its potential.

•                  Local regulatory changes affecting the methodology for mortgage loans provisioning (one-time effect) with a net impact of Ch$5.0 Bn. on loan loss provisions.

•                  Negative FX impact. Given a higher Ch$ depreciation in 2015 (16.9%) than in 2014 (15.3%), we recorded a negative effect of Ch$4.4 Bn. YoY (offset by a hedging position in revenues) on USD-denominated loan loss allowances, most of them affecting the wholesale segment.

On the whole, we posted a LLP ratio of 1.32% in 2015, which was slightly below the ratio posted last year. By isolating non-recurrent factors (FX, countercyclical allowances and regulatory issues) these ratios would have been 1.16% in 2014 and 1.08% in 2015, which is in line with lower delinquency levels in 2015 (1.22%) as compared to 2014 (1.25%).

LOAN LOSS PROVISIONS & ALLOWANCES

Quarters	Year End	% Change
(in millions of Ch$ and %)	4Q14	4Q15	Dec-14	Dec-15	4Q14/4Q15	Dec-14/Dec-15
Initial Allowances	(524,774)	(571,852)	(480,478)	(528,615)	9.0%	10.0%
Charge-offs	70,429	57,745	254,349	256,556	(18.0)%	0.9%
Sales of Loans	950	—	993	2,690	—	170.9%
Loan Portfolio Acquisition	—	—	—	(12,329)	—	—
Provisions established, net	(75,220)	(87,659)	(303,479)	(320,068)	16.5%	5.5%
Final Allowances	(528,615)	(601,766)	(528,615)	(601,766)	13.8%	13.8%
Provisions Established	(75,220)	(87,659)	(303,479)	(320,068)	16.5%	5.5%
Prov. Financial Guarantees	(534)	309	(4,324)	(5,022)	—	16.1%
Additional Provisions	(12,430)	—	(22,499)	(30,921)	—	37.4%
Recoveries	14,553	13,339	46,309	52,949	(8.3)%	14.3%
Loan Loss Provisions	(73,631)	(74,011)	(283,993)	(303,062)	0.5%	6.7%
Credit Quality Ratios
Allowances / Total loans	2.42%	2.45%	2.42%	2.45%	+3	bp	+3	bp
Allowances / Total Past Due	1.94	x	2.01	x	1.94	x	2.01	x	0.07	x	0.07	x
Provisions / Avg. Loans	1.36%	1.22%	1.34%	1.32%	(14	)bp	(2	)bp
Charge-offs / Avg. Loans	1.30%	0.95%	1.20%	1.12%	(35	)bp	(8	)bp
Total Past Due / Total Loans	1.25%	1.22%	1.25%	1.22%	(3	)bp	(3	)bp
Recoveries / Avg. Loans	0.27%	0.22%	0.22%	0.23%	(5	)bp	+1	bp

Concerning to the 4Q15, we posted loan loss provisions of Ch$74.0 Bn., which represented a slight 0.5% rise with respect to the 4Q14. This change was explained by: (i) loan growth of 12.0% YoY (average balances), concentrated on retail banking, (ii) model adjustment due to new regulatory guidelines by Ch$4.9 Bn. in the 4Q15, and (iii) minor FX impact due to slightly higher Ch$ depreciation in the 4Q15 (1.7%) as compared to the 4Q14 (1.3%). All of these elements were mostly offset by countercyclical allowances of Ch$12.5 Bn. set in the 4Q14 vis-à-vis nil allowances established in the 4Q15.

4Q and FY 2015 | Earnings Report:

Operating Expenses

Our total operating expenses posted a 1.6% YoY increase by totalling Ch$726.2 Bn. in 2015.  Amid a context characterized by higher than expected inflation and a sharp depreciation of the CLP, OpEx have been under pressure as they include line items indexed to both USD and UF. Accordingly, the modest growth in our cost base involved mixed trends, as follows:

•                  Firstly, we posted a 7.7% YoY increase (Ch$20.6 Bn.) in administrative expenses, This growth was mainly the result of: (i) an annual rise of Ch$6.8 Bn. (10.4%) in IT and communication services, both expressed in USD and UF (including development of internal projects, software upgrades, and data processing), (ii) higher expenses related to our branch network and headquarters (rentals, maintenance, insurance, etc.) by Ch$6.2 Bn. (7.8%) YoY, most of them quoted in UF, (iii) Ch$3.1 Bn. of further advertising expenses explained by recent campaigns we have undertaken in order to promote new strategic alliances, and (iv) an increase of Ch$2.7 Bn. in other general administrative expenses.

On the other hand:

•                  Personnel expenses dwindled 0.8% (or Ch$3.1 Bn.) YoY, amounting to Ch$381.4 Bn. in 2015. This decrease involved two opposing forces. Firstly, bonuses and incentives fell Ch$23.5 Bn. YoY, owing to: (i) the effect of special bonuses by Ch$45.1 Bn. granted to the staff in 2014 due to collective bargaining agreements reached with unions, (ii) a rise of Ch$11.2 Bn. in provisions for performance bonuses, given a better appraisal of corporate achievements for 2015, (iii) Ch$6.6 Bn. in higher variable compensation related to commercial campaigns. Conversely, salaries received by the staff rose by Ch$14.9 Bn. YoY, including: (i) the effect of inflation on salaries (4.6% app.), (ii) the effect of benefits negotiated with the staff in 2014, (iii) merit salary increases, and (iv) YoY increment of 0.5% in average headcount. Also, we posted higher severance payments due to organizational restructuring at the beginning of 2015.

•                  Other operating expenses decreased 11.1% YoY (Ch$3.1 Bn.) in 2015, mainly as a result of lower non-credit related operational write-offs and contingency provisions.

As a result of the above and given flat operating revenues, our cost-to-income ratio reached 44.1% in 2015, which represents an annual increase of 70 bp. Nevertheless, the ratio of total OpEx to average assets posted an improvement from 2.7% in 2014 to 2.5% in 2015.

TOTAL OPERATING EXPENSES

	Quarters		Year End		% Change
(in millions of Ch$ and %)	4Q14	4Q15	Dec-14	Dec-15	4Q14/4Q15		Dec-14/Dec-15
Personnel expenses	(128,993)	(103,002)	(384,512)	(381,388)	(20.1)%		(0.8)%
Administrative expenses	(68,133)	(75,803)	(269,363)	(289,974)	11.3%		7.7%
Depreciation and Amort.	(9,604)	(7,538)	(30,501)	(29,537)	(21.5)%		(3.2)%
Impairments	(314)	(119)	(2,085)	(263)	(62.1)%		(87.4)%
Other Oper. Expenses	(9,799)	(1,485)	(28,201)	(25,076)	(84.8)%		(11.1)%
Total Oper. Expenses	(216,843)	(187,947)	(714,662)	(726,238)	(13.3)%		1.6%
Additional Information
Op. Exp. / Op. Rev.	49.23%	45.36%	43.41%	44.11%	(387	)bp	+70	bp
Op. Exp. / Avg. Assets	3.16%	2.43%	2.72%	2.47%	(73	)bp	(25	)bp
Headcount (#)	14,803	14,973	14,803	14,973	+170		+170
Branches (#)	429	419	429	419	(10)		(10)

For the 4Q15, total operating expenses totalled Ch$187.9 Bn., which represented a 13.3% YoY reduction. This decrease was principally explained by a decrease of Ch$26.0 Bn. in personnel expenses, mainly due to the special bonus granted to part of the staff by Ch$38.9 Bn. in the 4Q14 due to the completion of the collective bargaining process with Bank’s unions. This one-time effect was partly counterbalanced by: (i) an extraordinary bonus of Ch$3.0 Bn. granted in the 4Q15 as recognition of financial performance, (ii) further provisions for performance bonuses, and (iii) inflation effect on salaries. Also, other operating expenses scaled down by Ch$8.3 Bn. YoY, mainly as a result of contingency provisions (Ch$4.2 Bn. YoY) and country-risk provisions (Ch$4.9 Bn. YoY). All of these effects were partly offset by a YoY increase of 11.3% (Ch$7.7 Bn.) in administrative expenses, mainly steered by: (i) a Ch$1.9 Bn. YoY rise in IT and communication expenses, (ii) further costs related to our buildings by Ch$1.4 Bn. YoY, and (iii) advertising expenses growing Ch$1.4 Bn. YoY.

4Q and FY 2015 | Earnings Report:

Loan Portfolio

Our loan book recorded a 12.3% YoY growth by totalling Ch$24,558 Bn. as of December 31, 2015. Since we outperformed the expansion of the industry, we were able to gain 26bp. in market share by holding a stake of 18.34% as of Dec-15. Certainly, the economic slowdown and lack of confidence amongst companies and individuals posed a challenging business environment. This was reflected by the credit survey conducted by the Central Bank (CB) for the 4Q15, which evidenced that banks continued to set stricter requirements for overall lending and for real estate and construction companies in particular. As for demand, the CB notified a weakened demand for consumer loans while applications for mortgage loans remained strong.

LOAN PORTFOLIO AND MARKET POSITION

(In Billions of Ch$ and %)

BREAKDOWN AND EVOLUTION

CURRENT MARKET POSITION (1)(2)

(1)      Market share calculations exclude operations of subsidiaries abroad.

(2)      Market share YoY variations for total and consumer loans are adjusted by the effect of consolidation of a retailer’s credit card business into the banking industry.

In this scenario, we undertook diverse strategies in order to grow profitably. First of all, we promoted organic growth by targeting upper income segment individuals. Also, we reinforced a multichannel approach, based on cutting-edge mobile banking applications and improved internet platforms for companies. Finally, we took advantage of market opportunities in wholesale banking. By lending family, loan growth was associated with:

•                  Residential mortgage loans expanding by 18.2% YoY. This was driven by low interest rates and particular dynamics in the housing market. In this regard, changes in the Chilean tax system encouraged individuals to buy houses in advance, with the aim of avoiding tax burden. Also, we prioritized loan growth in the higher income segments while tightening credit requirements. All in all, residential mortgage loans amounted to Ch$6,405 Bn. as of Dec.15, which translated into a market share of 17.6% as of Dec. 15 (+47 bp. YoY gain).

•                  Consumer loans that continued to display an upward trend. According to recent public data, private consumption remains resilient while supporting GDP growth, in spite of gloomy confidence indices. In 2015 we have cashed in on this momentum by applying business intelligence tools and reinforcing both remote channels and credit cards. Thus, we achieved a record in consumer loans granting (particularly through internet) while strengthening our position in credit cards with a market share of 23% in 2015. On the whole, we posted an 11.5% YoY expansion in consumer loans by totaling Ch$3,736 Bn. as of Dec.15. This advance translated into a market share of 21.0% for 2015, which outreached by 5bp. the stake of 2014. Nevertheless, the market share gain increases to 48 bp. once adjusted by consolidation effects occurred in the industry during 2015.

•                  A 10.0% YoY growth in commercial loans. This increase can be broken down into organic growth (explaining 6.5% of the total increment) and inorganic expansion (representing 3.5% of the annual surge). Inorganic growth was related to the acquisition of a $564 Bn. loan portfolio from a local bank. This decision was made in light of the portfolio characteristics, our competitive cost of funding and the knowledge we have of most of the customers involved in the transaction. As for organic growth, we promoted expansion in short-term products based on a mix of funding sources that permitted us to deal with narrowed lending spreads, fostered by intense competition. Bottom line, we recorded commercial loans of Ch$14,417 Bn. supporting a market share of 18.1% as of Dec.15, representing a 13 bp. gain as compared to Dec.14.

4Q and FY 2015 | Earnings Report:

Funding Structure

We completed a record year in terms of bond placements by issuing long-term bonds amounting to Ch$1,342 Bn. As mentioned in previous reports, during 2015 we prioritised local bond placements, given more favourable conditions prevailing in the domestic market.

On the whole, during 2015 we placed roughly Ch$156 Bn. overseas by employing the USD3 Bn. MTN program we maintain in Luxembourg. The remaining amount (Ch$1,186 Bn.) —denominated in UF— was entirely issued within the local market. All of these bond placements comprised durations longer than five years (with maximum of 15 years) and they represent the primary source of funding for long-term assets (such as residential mortgage loans). By matching durations of assets and liabilities, we have been able to reduce the average term gap and improve liquidity standards as required by new regulations.

As for short-term financing needs, we have continued to intensively employ the USD1 Bn. Commercial Paper Program we maintain in the US. During 2015 we issued Commercial Papers by Ch$1,128 Bn. in order to fund short-term assets, specifically, trade finance, working capital and cross-border loans. As of December 31, 2015 we had commercial papers outstanding by Ch$191 Bn.

FUNDING: BREAKDOWN & AVERAGE COST

(In percentage, billions of Ch$ and times)

Notes:

Cost of funding chart considers banks with market share above 7% in total loans as of Dec.15. Also, cost of funding is defined as the annualized sum of interest expenses divided by sum of average balances of demand deposits, Repos, time deposits and saving accounts, borrowings from financial institutions, debt issued and other financial liabilities.

Also, as displayed by the chart above, deposits coming from retail banking continued to be a stable source of funding by representing 26.3% of our assets as of Dec.15. More importantly, it is possible to conclude that this share has not experienced significant changes over the last years. This is somehow supported by our market-leading position in total demand deposits, with a market share of 23.1% as of Dec.15 and also. We have also continued to rank first in DDAs held by individuals by attaining a market share of 28.8% as of Dec.15. This is even more important than total DDAs, as retail deposits represent a stable source from the regulatory point of view

When looking at the cost of funding by currency, we can figure out that we maintain the lowest average cost among our peers, amounting to 3.3% and 0.7% in local and foreign currency, respectively.

4Q and FY 2015 | Earnings Report:

Capital Adequacy & Other Topics

We had equity of Ch$2,740 Bn. as of December 31, 2015. This amount represented an 8.1% (or Ch$205 Bn.) YoY increment and was mainly supported by:

•                  The retention of approximately Ch$127 Bn. from our net income for the FY2014. This procedure is intended to recognize the effect of inflation on the equity belonging to our shareholders in order to maintain its real value.

•                  An increase of approximately Ch$96 Bn. in paid-in capital and reserves, as a result of the capitalization of 30% of our net distributable earnings (net income for the period less inflation effect on equity) for the year ended December 31, 2014. This capitalization ratio is applied to the remaining net distributable income, once deducted the payment to the Central Bank, associated to the subordinated debt held by SAOS (one of our shareholders).

•                  An increase of approximately Ch$14 Bn. in other comprehensive income. This YoY variance was associated with: (i) higher marking-to-market of AFS securities held on our investment portfolio by Ch$6 Bn. YoY, and (ii) higher fair value of derivative positions held for hedge accounting purposes by nearly Ch$8 Bn. YoY.

These positive factors allowed us to effectively offset a YoY decrease of Ch$32 Bn. in net income for the period (net of provisions for minimum dividends). This decline was mainly explained by lower net result in 2015 as compared to 2014.

Based on the aforesaid, and given a comparably higher growth in total loans, our BIS indicator dwindled from 13.3% in 2014 to 12.6% in 2015, as a result of both business growth and a decline in Tier 2 capital (amortization of subordinated bonds). On the other hand, capital adequacy indicators based on Tier 1 capital fell by 44 bp. and 42 bp. on total assets and risk-weighted assets, respectively. However, our capital ratios remained well above the regulatory thresholds faced by Banco de Chile, which stand at 3.0% for Tier1 over Total Assets and 10.0% for Total Capital over Risk-Weighted Assets.

EQUITY & CAPITAL ADEQUACY

(In Billions of Ch$ and %)

Equity	Dec-14	Dec-15	YoY Chg.

Capital & Reserves

Capital	1,944.9	2,041.2	4.9%
Reserves	263.3	390.6	48.4%
Other accounts	44.1	57.7	30.8%

Earnings

Retained Earnings	16.4	16.1	(1.9)%
Income for the Period	591.1	559.0	(5.4)%
Provisions for Min. Dividends	(324.6)	(324.5)	(0.0)%

Minority Interest

Minority Interest	—	—	—
Total Equity	2,535.2	2,740.1	8.1%

Notes:

Assets: Total Assets | RWA: Risk-Weighted Assets | Total Capital: Basic Capital + Supplementary Capital (if any).

Basic Capital: paid-in capital, reserves and retained earnings, excluding capital of subsidiaries and foreign branches.

DECISIONS ON DIVIDEND POLICY

On January 28, 2015 our Board agreed to propose to Banco de Chile’s shareholders the distribution of dividend N°204 amounting to Ch$3.37534954173 per share. This dividend corresponds to a pay-out ratio of 70% and the capitalization of 30% of our net distributable earnings. Net distributable earnings for the FY2015 totalled Ch$463.5 Bn., which comes up from net income of Ch$559.0 Bn. less inflation effect on equity of Ch$95.5 Bn. This proposal must be approved by our shareholders in the annual meeting to be held on March 24, 2016.

On the other hand, our Board agreed to modify the percentage of net distributable earnings to be provisioned for minimum dividends for each fiscal year ahead, from 70% (applied until 2015) to 60% starting January 2016.

4Q and FY 2015 | Earnings Report:

Business Model: Loans | Income before Taxes | Customers

LOANS BREAKDOWN BY SEGMENT

(In Billions of Ch$ and %)

As of December 31, 2014 As of December 31, 2015

INCOME BEFORE INCOME TAX BY SEGMENT

(In Millions of Ch$ and %)

	Quarter		As of		% Change
Business Segment	4Q14	4Q15	Dec-14	Dec-15	4Q15/4Q14	Dec-15/Dec-14
Retail Banking	59,004	88,061	284,379	302,480	49.2%	6.4%
Wholesale Banking	75,589	59,237	289,751	247,701	(21.6)%	(14.5)%
Treasury	8,800	(4,290)	42,441	31,131	—	(26.6)%
Subsidiaries	7,521	10,384	34,037	39,415	38.1%	15.8%
Income before income tax	150,915	153,392	650,608	620,727	1.6%	(4.6)%

CUSTOMER BASE BY SEGMENT

(Borrowers + Current Account Holders)

4Q and FY 2015 | Financial Information:

Consolidated Statement of Income (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters						Year Ended
	4Q14	3Q15	4Q15	4Q15	% Change		Dec-14	Dec-15	Dec-15	% Change
	MCh$	MCh$	MCh$	MUS$	4Q15/4Q14	4Q15/3Q15	MCh$	MCh$	MUS$	Dec-15/Dec-14
Interest revenue and expense
Interest revenue	553,308	522,305	503,036	710.2	(9.1)%	(3.7)%	2,033,846	1,899,302	2,681.8	(6.6)%
Interest expense	(211,109)	(203,497)	(190,455)	(268.9)	(9.8)%	(6.4)%	(788,788)	(680,169)	(960.4)	(13.8)%
Net interest income	342,199	318,808	312,581	441.3	(8.7)%	(2.0)%	1,245,058	1,219,133	1,721.4	(2.1)%
Fees and commissions
Income from fees and commissions	101,299	114,902	115,556	163.2	14.1%	0.6%	387,452	436,076	615.7	12.5%
Expenses from fees and commissions	(29,601)	(37,537)	(32,736)	(46.2)	10.6%	(12.8)%	(115,264)	(130,097)	(183.7)	12.9%
Net fees and commissions income	71,698	77,365	82,820	116.9	15.5%	7.1%	272,188	305,979	432.0	12.4%
Net Financial Operating Income	5,908	5,350	(384)	(0.5)	—	—	29,459	36,539	51.6	24.0%
Foreign exchange transactions, net	8,664	23,699	12,720	18.0	46.8%	(46.3)%	70,225	57,318	80.9	(18.4)%
Other operating income	11,984	6,614	6,644	9.4	(44.6)%	0.5%	29,472	27,386	38.7	(7.1)%
Total Operating Revenues	440,453	431,836	414,381	585.1	(5.9)%	(4.0)%	1,646,402	1,646,355	2,324.6	(0.0)%
Provisions for loan losses	(73,631)	(104,242)	(74,011)	(104.5)	0.5%	(29.0)%	(283,993)	(303,062)	(427.9)	6.7%
Operating revenues, net of provisions for loan losses	366,822	327,594	340,370	480.6	(7.2)%	3.9%	1,362,409	1,343,293	1,896.7	(1.4)%
Operating expenses
Personnel expenses	(128,993)	(94,320)	(103,002)	(145.4)	(20.1)%	9.2%	(384,512)	(381,388)	(538.5)	(0.8)%
Administrative expenses	(68,133)	(74,786)	(75,803)	(107.0)	11.3%	1.4%	(269,363)	(289,974)	(409.4)	7.7%
Depreciation and amortization	(9,604)	(7,307)	(7,538)	(10.6)	(21.5)%	3.2%	(30,501)	(29,537)	(41.7)	(3.2)%
Impairments	(314)	(86)	(119)	(0.2)	(62.1)%	38.4%	(2,085)	(263)	(0.4)	(87.4)%
Other operating expenses	(9,799)	(9,934)	(1,485)	(2.2)	(84.8)%	(85.1)%	(28,201)	(25,076)	(35.4)	(11.1)%
Total operating expenses	(216,843)	(186,433)	(187,947)	(265.4)	(13.3)%	0.8%	(714,662)	(726,238)	(1,025.4)	1.6%

Net operating income	149,979	141,161	152,423	215.2	1.6%	8.0%	647,747	617,055	871.3	(4.7)%
Income attributable to affiliates	934	960	967	1.4	3.5%	0.7%	2,861	3,672	5.2	28.3%
Income before income tax	150,913	142,121	153,390	216.6	1.6%	7.9%	650,608	620,727	876.5	(4.6)%
Income tax	(22,780)	(8,321)	(13,291)	(18.8)	(41.7)%	59.7%	(59,527)	(61,730)	(87.2)	3.7%
Net Income for the period	128,133	133,800	140,099	197.8	9.3%	4.7%	591,081	558,997	789.3	(5.4)%
Non-Controlling interest	—	—	1	—	—	—	1	2	—	1.00
Net Income attributable to bank’s owners	128,133	133,800	140,098	197.8	9.3%	4.7%	591,080	558,995	789.3	(5.4)%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$708.24 per US$1.00 as of December 31, 2015. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

4Q and FY 2015 | Financial Information:

Consolidated Balance Sheets (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Dec-14	Sep-15	Dec-15	Dec-15	% Change
ASSETS	MCh$	MCh$	MCh$	MUS$	Dec-15/Dec-14	Dec-15/Sep-15
Cash and due from banks	915,133	982,340	1,361,222	1,922.0	48.7%	38.6%
Transactions in the course of collection	400,081	579,892	526,046	742.8	31.5%	(9.3)%
Financial Assets held-for-trading	548,471	570,562	866,654	1,223.7	58.0%	51.9%
Receivables from repurchase agreements and security borrowings	27,661	36,890	46,164	65.2	66.9%	25.1%
Derivate instruments	832,193	1,416,203	1,127,122	1,591.4	35.4%	(20.4)%
Loans and advances to Banks	1,155,365	1,563,739	1,395,195	1,969.9	20.8%	(10.8)%
Loans to customers, net
Commercial loans	13,108,236	14,385,261	14,416,918	20,356.0	10.0%	0.2%
Residential mortgage loans	5,418,623	6,107,823	6,404,986	9,043.5	18.2%	4.9%
Consumer loans	3,349,789	3,524,787	3,736,137	5,275.2	11.5%	6.0%
Loans to customers	21,876,648	24,017,871	24,558,041	34,674.7	12.3%	2.2%
Allowances for loan losses	(528,615)	(571,852)	(601,766)	(849.7)	13.8%	5.2%
Total loans to customers, net	21,348,033	23,446,019	23,956,275	33,825.0	12.2%	2.2%
Financial Assets Available-for-Sale	1,600,189	1,241,722	1,000,001	1,412.0	(37.5)%	(19.5)%
Financial Assets Held-to-maturity	—	—	—	—	—	—
Investments in other companies	25,312	27,570	28,126	39.7	11.1%	2.0%
Intangible assets	26,593	25,984	26,719	37.7	0.5%	2.8%
Property and Equipment	205,403	212,585	215,671	304.5	5.0%	1.5%
Current tax assets	3,468	3,104	3,279	4.6	(5.4)%	5.6%
Deferred tax assets	202,869	238,524	255,972	361.4	26.2%	7.3%
Other assets	355,057	476,732	484,498	684.2	36.5%	1.6%
Total Assets	27,645,828	30,821,866	31,292,944	44,184.1	13.2%	1.5%

	Dec-14	Sep-15	Dec-15	Dec-15	% Change
LIABILITIES & EQUITY	MCh$	MCh$	MCh$	MUS$	Dec-15/Dec-14	Dec-15/Sep-15
Liabilities
Current accounts and other demand deposits	6,933,679	7,292,658	8,327,048	11,757.4	20.1%	14.2%
Transactions in the course of payment	96,945	386,559	241,842	341.5	149.5%	(37.4)%
Payables from repurchase agreements and security lending	249,482	267,548	184,131	260.0	(26.2)%	(31.2)%
Saving accounts and time deposits	9,721,246	10,308,250	9,907,692	13,989.2	1.9%	(3.9)%
Derivate instruments	859,752	1,344,472	1,127,927	1,592.6	31.2%	(16.1)%
Borrowings from financial institutions	1,098,716	1,569,095	1,529,627	2,159.8	39.2%	(2.5)%
Debt issued	5,057,956	5,978,984	6,102,208	8,616.0	20.6%	2.1%
Other financial obligations	186,573	153,508	173,081	244.4	(7.2)%	12.8%
Current tax liabilities	22,498	23,048	27,993	39.5	24.4%	21.5%
Deferred tax liabilities	35,029	33,391	32,953	46.5	(5.9)%	(1.3)%
Provisions	601,714	545,465	639,043	902.3	6.2%	17.2%
Other liabilities	247,082	251,069	259,312	366.0	4.9%	3.3%
Total liabilities	25,110,672	28,154,047	28,552,857	40,315.2	13.7%	1.4%
Equity of the Bank’s owners
Capital	1,944,920	2,041,173	2,041,173	2,882.0	4.9%	—
Reserves	263,258	390,640	390,616	551.5	48.4%	(0.00)
Other comprehensive income	44,105	42,870	57,709	81.5	30.8%	34.6%
Retained earnings from previous periods	16,379	16,060	16,060	22.7	(1.9)%	—
Income for the period	591,080	418,897	558,995	789.3	(5.4)%	33.4%
Provisions for minimum dividends	(324,588)	(241,823)	(324,469)	(458.1)	(0.0)%	34.2%
Non-Controlling Interest	2	2	3	—	50.0%	50.0%
Total equity	2,535,156	2,667,819	2,740,087	3,868.9	8.1%	2.7%
Total Liabilities & Equity	27,645,828	30,821,866	31,292,944	44,184.1	13.2%	1.5%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$708.24 per US$1.00 as of December 31, 2015. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

4Q and FY 2015 | Financial Information:

Selected Financial Information (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters			Year Ended
Key Performance Ratios	4Q14	3Q15	4Q15	Dec-14	Sep-15	Dec-15
Earnings per Share (1) (2)
Net income per Share (Ch$)	1.35	1.39	1.46	6.24	4.36	5.82
Net income per ADS (Ch$)	812.21	835.13	874.44	3,746.73	2,614.59	3,489.03
Net income per ADS (US$)	1.34	1.20	1.23	6.18	3.75	4.93
Book value per Share (Ch$)	26.78	27.75	28.50	26.78	27.75	28.50
Shares outstanding (Millions)	94,655	96,129	96,129	94,655	96,129	96,129
Profitability Ratios (3)(4)
Net Interest Margin	5.46%	4.74%	4.54%	5.15%	4.65%	4.62%
Net Financial Margin	5.70%	5.18%	4.72%	5.56%	5.07%	4.98%
Fees & Comm. / Avg. Interest Earnings Assets	1.14%	1.15%	1.20%	1.13%	1.15%	1.16%
Operating Revs. / Avg. Interest Earnings Assets	7.03%	6.43%	6.02%	6.81%	6.32%	6.24%
Return on Average Total Assets	1.86%	1.77%	1.81%	2.25%	1.94%	1.91%
Return on Average Equity	20.58%	20.39%	20.64%	24.43%	21.69%	21.41%
Capital Ratios
Equity / Total Assets	9.17%	8.66%	8.76%	9.17%	8.66%	8.76%
Tier I (Basic Capital) / Total Assets	7.89%	7.40%	7.45%	7.89%	7.40%	7.45%
Tier I (Basic Capital) / Risk-Wighted Assets	10.39%	9.77%	9.97%	10.39%	9.77%	9.97%
Total Capital / Risk- Weighted Assets	13.32%	12.38%	12.58%	13.32%	12.38%	12.58%
Credit Quality Ratios
Total Past Due / Total Loans to Customers	1.25%	1.29%	1.22%	1.25%	1.29%	1.22%
Allowance for Loan Losses / Total Past Due	193.64%	183.97%	200.73%	193.64%	183.97%	200.73%
Impaired Loans / Total Loans to Customers	3.29%	3.59%	3.77%	3.29%	3.59%	3.77%
Loan Loss Allowances / Impaired Loans	73.35%	66.29%	65.03%	73.35%	66.29%	65.03%
Loan Loss Allowances / Total Loans to Customers	2.42%	2.38%	2.45%	2.42%	2.38%	2.45%
Loan Loss Provisions / Avg. Loans to Customers (4)	1.36%	1.78%	1.22%	1.34%	1.36%	1.32%
Operating and Productivity Ratios
Operating Expenses / Operating Revenues	49.23%	43.17%	45.36%	43.41%	43.69%	44.11%
Operating Expenses / Average Total Assets (3) (4)	3.16%	2.47%	2.43%	2.72%	2.49%	2.47%
Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	25,058,497	26,883,279	27,549,470	24,173,342	25,985,379	26,376,402
Avg. Assets (million Ch$)	27,489,491	30,183,615	30,894,230	26,282,351	28,826,764	29,343,631
Avg. Equity (million Ch$)	2,490,766	2,625,417	2,715,088	2,419,012	2,575,538	2,610,426
Avg. Loans to customers (million Ch$)	21,650,698	23,443,977	24,240,178	21,163,441	22,452,961	22,899,765
Avg. Interest Bearing Liabilities (million Ch$)	15,906,917	17,493,560	17,792,203	15,590,880	16,619,264	16,912,499
Risk-Weighted Assets (Million Ch$)	24,399,252	27,299,849	27,476,645	24,399,252	27,299,849	27,476,645
Additional Data
Exchange rate (Ch$/US$)	606.09	696.38	708.24	606.09	696.38	708.24
Employees (#)	14,803	14,993	14,973	14,803	14,993	14,973
Branches (#)	429	421	419	429	421	419

Notes

(1) Figures are expressed in nominal Chilean pesos.

(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3) Ratios consider daily average balances.

(4) Annualized data.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$708.24 per US$1.00 as of December 31, 2015. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

4Q and FY 2015 | Financial Information:

Summary of Differences between Chilean GAAP and IFRS

The most significant differences are as follows:

•                  Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognised all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognised.

•                  Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognised.

•                  Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

•                  Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 70% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

Forward-Looking Information

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•                  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•                  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•                  unexpected developments in certain existing litigation;

•                  increased costs;

•                  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Mr. Pablo Mejía	Mr. Daniel Galarce
Head of Investor Relations	Head of Research
Investor Relations | Banco de Chile	Research Department | Banco de Chile
Phone Nr. (56-2) 2653.3554	Phone Nr. (56-2) 2653.0667
Email: pmejiar@bancochile.cl	Email: dgalarce@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3rd, 2016

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q.
CEO